Filed by Evernorth Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Evernorth Holdings Inc.

Commission File Number of Subject Company: 132-02881

As previously disclosed, on October 19, 2025, Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement, dated as of October 19, 2025 (the “Business Combination Agreement”), with Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation.

The following communications were published by Pubco and Asheesh Birla, Pubco’s Chief Executive Officer, on July 9, 2026.

The following transcript was made available for an interview by Asheesh Birla with Jacquelyn Melineck on July 9, 2026:

Jacquelyn Melineck

Joining me today is Ashish Birla, the CEO of Evernorth, which is a ripple back digital asset treasury firm that holds roughly four hundred and seventy-three million XRP tokens and aims to give traditional equity investors the ability to have XRP exposure through a publicly traded entity that's actively being deployed. Ashish, welcome on. Thanks for being here. If our listeners recognize him, he also came on during the Talking Tokens mini-series we did during consensus.

So, I know you are a longtime entrepreneur, blockchain executive with over 25 years of experience in Silicon Valley, including board roles at Ripple, MoneyGram, BitSo, and other fintech startups. And at Ripple, you also helped launch its first enterprise crypto product and scaled the company from a small startup to over a thousand employees.

Asheesh Birla

Yeah.

Jacquelyn Melineck

What was kind of your thesis behind joining Evernorth and what does it kind of differentiate itself from other digital asset treasury firms out there?

Asheesh Birla

Yeah, well, one, it's been a heck of a journey, being in this space for, over a decade. But what got me excited about this space in early two thousand thirteen was that I really believe that the best use case for blockchain was about financial markets, payments, tokenized assets. It's just taken a lot longer for us to get there, but I feel like we're sitting here in New York City and it's happening. This future is happening in real time. The numbers that are up and through the right in terms of tokenization. And, after Ripple I wanted to continue this journey. I wanted to pivot into something else. This is why I joined in the first place. And so, I thought a digital asset treasury, like Evernorth was a good way to continue that journey. I thought it was the right time for capitalism to start forming on blockchain and digital asset treasuries, one of the many things I think they're going to do in the future is help bridge traditional capital to on chain, like blockchain capital.

Jacquelyn Melineck

Yeah. Do you think it's moving faster, slower, or on track as expected?

Asheesh Birla

Well, from the start I really thought that this place was, back in twenty thirteen, I thought maybe three, four years be good by then. And I'll say it's taken a lot longer, but I think it's moving in a faster pace now than I had envisioned back in twenty thirteen. And I think a couple of things number one, financial institutions are now leaning in, which is very different than it was in two thousand thirteen. I think secondly, governments are now embracing. And that's one thing I got wrong as I didn't think that you needed all the regulation back in twenty thirteen to make this happen. But now it's quite evident that that's going to really be a catalyst and accelerant to blockchain adoption.

Jacquelyn Melineck

Yeah. I think even in the meantime too, that's why these digital asset treasuries or dats as we like to call them make sense because a lot of these firms are not going to go and buy cryptocurrencies but they could buy through Evernorth to get exposure to XRP, right? That's kind of like the high-level thesis here.

Asheesh Birla

Yeah, that's right. So, think about all the things that you and I have to do when we were early adopters, but you have to go out there, you have to secure your Bitcoin and or crypto or XRP. And guess what? Then if you want to do something with it, you have to now trust a smart contract or an online lending protocol. Like ninety percent of users are not going to do that. Or you can just buy a digital asset treasury, like Evernorth in the future and they'll do all that for you. So that's where we get to the exciting part. Okay, now putting this to work on behalf of the customers and institutions, and removing that friction and creating something on chain is really exciting to me.

Jacquelyn Melineck

Yeah. I mean you've been building this space for over a decade; it sounds like. Yeah, thirteen years, yeah. Yeah, so yeah, wow, thirteen years. As you look at it today, maybe from thirteen years ago to today, what do you think people are misunderstanding about where the industry actually is?

Asheesh Birla

Yeah, that's a that's an excellent question. And I fell into this mistake early on as well. Like a technologist, a product guy, you think the solution is all in the tech. It’s the technology that has the superior attributes that are going to win. I think that's important, but that’s one of the many pillars. So, you need really good tech. You actually also need really good commercialization. Who's going to take it to all the customers and make it really easy for financial institutions to adopt? And then three, you need liquidity. Because I always think of it as, no one would join Instagram if you're just posting photos for yourself, right?  You want others to comment, you want others to interact, or if you remember the early days of Uber, it took twenty minutes for an Uber to arrive because there wasn't enough liquidity. Well, that aspect is going to play out on tokenized projects on blockchain as well. You need liquidity to make it a good user experience. Mm-hmm. To make it cheaper and compete with the traditional world. So that's the last aspect. So technology, commercialization, getting it in the hands of the right kinds of customers and integrated into the financial fabric of the world. And then the last one's liquidity. Yeah. You need liquidity around those tokens so you can actually do something useful with them.

Jacquelyn Melineck

So how do you think about getting liquidity for Evernorth?

Asheesh Birla

Yeah, so that's a great question. So, I think we're going to be part of the solution. So, we're not a passive digital asset treasury, like strategy or others. We actually are excited about putting this XRP to work on chain. And by putting it to work on chain in the in the emerging lending markets that are coming to XRP, you can create yield for Evernorth, which is great, but also create liquidity on chain. I think also I think Ripple does a really, really good job of bringing liquidity to different markets. And with their acquisition of Hidden Row, which is now Ripple Prime, it's one of the best liquidity market makers out there. They know the traditional world, and they know the crypto world and bringing that on chain in the future, I think it's going to be super exciting. So, I think one of the few companies and chains that get all three would be XRP in conjunction with all the partners, including Ripple and Evernorth.

Jacquelyn Melineck

Something I was chatting with you about before we started recording is kind of  the reality of some people are so focused on headlines, pricing, price go up, number go down, whatever it is, and then there are other people that are focused on the tech side, like you just mentioned and like the way Ripple has Hidden Road, now Ripple Prime, and then  you guys are focusing on  using these assets on chain and putting them to work, I believe is how you put it. Do you think then people are looking at two completely different realities right now where they aren't seeing eye to eye. Some people are solely focused on tech, some are solely focused on price, but they should maybe be focused on because that's kind of the bundle that makes this ultimately, hopefully, better.

Asheesh Birla

No, absolutely. I think the problem with blockchain entrepreneurs historically is that they really thought this was all about tech. And being in Silicon Valley long enough, you realize that a tech is a small piece of it, right?  Apple wasn't the first personal digital assistant that was that you could hold in your hand. They were just the first ones that could commercialize it and get it out to market and distribute it. So, I think blockchain companies are starting to realize that distribution, commercialization is important and you're seeing adoption metrics go up and to the right. And so I think if more entrepreneurs and companies focused on adoption metrics and making, the problems of their customers go away and make this easier, I think you'll see  continued growth. And I see that the companies that are focused on that are doing really well in this environment. And listen, I think that the price isn't something you should be focused on. I think it'll come with time. It'll come with adoption and those metrics as well. And I'm happy to see that growth happen on chain now.

Jacquelyn Melinek

Yeah. I know Evernorth spends a fair amount of time looking under the surface of blockchain activity and at the end of June the team published a report on RLUSD and XRP. Kinda give us a high-level breakdown of what your team found here for those of us who haven't seen it yet. Well, I saw it, but listeners.

Asheesh Birla

Yeah, so that’s something that we've been working on for a while. And the question was, hey, do stable coins replace the need for digital assets or XRP? And I think that the data shows clearly that when you brought more stable coins onto XRP, that created more economic activity on XRP itself. And one reason for that is global liquidity today, outside of blockchain, if you look at equities, if you look at gold, if you look at FX, which is foreign exchange, it's all based predominantly as US dollar as the base pair. So, if you want to have a good liquidity venue on XRP or on any other chain, you need a robust stable coin to trade against. so that's Paramount. That's how the traditional markets work and that's how crypto markets work. And the data suggests that since RLUSD has been scaling, you've seen growth in liquidity on XRP as well. And even 12% now of all trades are going through RLUSD. It was one percent several months ago. So, you're seeing that happen in in real time on chain. So, you bring a solid stable coin on chain, and it creates more liquidity. And why is liquidity important? Because if you don't have liquidity around these tokens, you're sort of left waiting for your Uber forever, right? You want to create a good experience and creating more liquidity around your token is super important for a good experience on blockchain.

Jacquelyn Melinek

Yeah. Do you think that would have been possible if they used more of a generic stable coin like USDT or USDC or it was important to have its own native stablecoin?

Asheesh Birla

Yeah, so I think USDT is great and USDC is great, but I think the use cases that XRP is focused on are institutional use cases. And institutions want a well-regulated, robust, stable coin backed by a big company. So, robust, it's been around for a long time, it's one of the fastest growing stable coins out there, to it has the right kind of licensing around the world. So being proactive about getting the right kind of licensing around RLUSD. And then having the backing of Ripple. I think that's important too. That company's not going away. It's got a big balance sheet. Folks want to see that kind of backing as well. Tether I think is going to have a different kind of use case, maybe a retail use case for folks around the world that don't have access to a bank and want to trade. USDT is a trading venue. Will institutions use USDT? I doubt it. I think the big institutions want to know who the counterparty is and want the right kind of licensing around that stable coin.

Jacquelyn Melinek

Yeah. What else did you find in the report that showed more meaningful adoption than just big like flashy metrics? I mean flashy metrics are always nice, right? But maybe like weaving that in.

Asheesh Birla

Yeah, I mean I just really think that you should think of RLUSD or stable coins as in the early days of the internet, you needed dial up. And was dial up the best experience in the world? Not necessarily broadband was far superior, but it got people on the internet. And I think that stable coins, we're finding that that's equivalent of stable coins as well, is that they're helping get folks on-chain, something that they're familiar with and something that they can actually start trading and holding. So, it's a very early, I would say like rudimentary use case, but an important pillar for anything else that you would want to do on-chain. You sort of got to start with USDC, RLUSD or any other stablecoin, and then branch out into more sophisticated use cases. So, I think it's a I think it's showing that it's a good first step to generate more economic activity. But it's not the only step.

Jacquelyn Melinek

Yeah. I also want to talk to you a bit about tokenization. We talk about it a lot on this show. It’s a very big narrative right now. Everyone wants to be a part of that conversation. For a long time, success on that front was kind of measured by how many assets could be tokenized. Some teams say let's tokenize everything, others are like, no, slow down, let's not do that. Do you think we're kind of reaching a point where tokenization itself is becoming table stakes and it is a requirement for a lot of these teams?

Asheesh Birla

Yeah, I mean it depends on what kind of use case you're going after. But I think stable coins were the first kind of tokenization and it's proven that it's super interesting. I think we're seeing other aspects like gold - the irony around gold taking off on chain where folks thought that Bitcoin was the alternative to gold. Well, it doesn't seem like that's happening, but what is really gaining traction is tokenized gold on a blockchains making it accessible for folks around the world to get gold exposure. Everyone right now seems so excited about being the issuer of stable coins or the issuer of like these new tokens. What I'm more interested in and what I think is going to be a bigger intro business is doing something with those tokenized assets. How do you price lending against those tokenized assets? How do you enable use cases that you couldn't use before or achieve before blockchain. One example of that is if you want to buy a house today, you have to put up US dollars as collateral. But what happens if you have a lot of stock? You can't today put that up as collateral and sell it. You have get US dollars, you have put that down as deposits. Well, in a tokenized world, I can actually post my tokenized stock into a lending protocol and get a US dollar loan back. It could be for a house, but could be for a number of other things, a car loan or whatever I need. And guess what? If the collateral metrics change, I can real-time balance and post more with AI and a smart contract. That's not possible today. And so, what I mean is, step one is issuing these new kinds of assets, but if you can't do anything with them, it's sort of boring. I'm more interested in enabling that next order of use cases, lending against them, posting them as collateral, repo markets coming on chain. That's exciting to me. I think that's where we're excited to head as well at Evernorth.

Jacquelyn Melinek

Why do you think the market has been so focused on this issue inside versus the utilization or these use cases of actually enabling it?

Asheesh Birla

Well, I think historically that's where the money's been made. And so, I think folks saw how many IPOs have there been around blockchain outside of exchanges? I can name a couple and one of those was Circle. And Circle happened to be the issuer of USDC and as a result they made a lot of money. , in terms of like revenue and getting deposits and then getting treasure,

Jacquelyn Melinek

Your own circular economy.

Asheesh Birla

and so, folks got super excited about that. But I think that even now you're seeing these lending markets starting to take off, called vaults in the DeFi world, and other participants are starting to make money on that as well. So, folks are not seeing that happen in real time just yet. I think the adoption rates are pretty small.

But folks are believing the same thing's going to happen with tokenized real-world assets and equities. And so, they're so excited about being the issuer. But I think again, what you're going to have is a shift to who wants to actually price these DeFi volts and help folks do something with those tokenized assets. It's going to be this next wave. And I think you'll just see folks flood into that after more and more of these assets get tokenized.

Jacquelyn Melinek

Yeah. What kind of characteristics then do you see on the front of this is actually creating value, maybe on the front of vaults rather than just simply attracting deposits and capital? What actually makes it productive here in the on-chain economy?

Asheesh Birla

Yeah, so what is something that it’s going to enable that you couldn't do before. It usually comes down to two things. You and I living in the United States, we can get a US dollar bank account pretty easily, right? You can get a Venmo account, you can get an Apple Cash account, you can get a Bank of America account. And so, for us holding stable coins may not be that interesting. But like 67% of stable coin US dollar adoption was out of Asia. And that's because it's really hard for them to get access to US dollar bank accounts. And we take that for granted. So, what are those other use cases around tokenized assets that you can't do today? Well, I mentioned one of them was, hey, why not post that as collateral for a US dollar alone? That's pretty hard to do today for a lot of Americans. And definitely on the international emerging market side even harder. So that is like a good measure of, is this really creating value? What is it enabling that you couldn't do before? And in general, I think folks, companies are horrible at optimizing their assets. Average US dollar bank account for retail users around the United States to get less than a percent yield. Treasuries are at what, four percent. So, folks are not great at putting their assets to work. You think corporations should be really good at putting their assets to work. I think they're not that much better. And why? Because man, there is so much friction in actually like putting your assets to work. And then by the way, it takes two to three days to settle. So, you need to put them to work, but then you need to account for them settle to pay make payroll. So, it's a very complicated, antiquated system. But blockchain modernizes all that. It allows you to program all this logic and to make your assets more efficient. And maybe in the future you're not going to even know what's going on in the background because it's all automated. It'll be part of the infrastructure. A lot of people have accounts that take their idle cash and sweep it into like interest bearing accounts automatically. Opening that up to like optimizing that by the day. And getting the most for your assets that you work so hard to like to earn and putting them to work. I was on the board of a large conglomerate remittance company, and they had rows and rows of people that just managed their treasury around the world. And that wasn't even optimized, right? And so like, wow, can you think about this world where they can have this done via crypto and vaults and earning interest until the day, they have to pay that remittance out. And managing FX in real time instead of having to worry about markets closing and working around those windows. I mean that's like a future world where you can build a lot of optimization and really maximize your assets. People are leaving so much on the table. Corporates are leaving so much on the table because of the inefficiencies on global markets.

Jacquelyn Melinek

Yeah. So, from this point into the next decade, how has your thinking around stable coins evolved? Has it shifted significantly or have you kind of held steady on your vision here?

Asheesh Birla

Yeah, I mean I think stable coins are just like the starting point. I think they've proven out that blockchains are going to be extremely useful in giving folks access, but also like an on ramp to the rest of what crypto can offer. But I think it's going to be a small piece of what's coming. I think tokenized assets and equities and fixed income moving to the blockchain is going to be far bigger. That market’s five hundred trillion. And that's just thinking about what's available today, not what you can create once you move this all to blockchain. So, I think stable coins are useful. I think folks are trying to figure out how to be the next stablecoin issuer where I actually think they should be focused on what can you do with stable coins once they're tokenized and what can you do with other real world tokenized assets once they're tokenized. I think that's going to be a far more exciting opportunity.

Jacquelyn Melinek

Are those the conversations you're having right now with some investors or institutional players and kind of guiding them through here? Or is that not necessarily in the conversation?

Asheesh Birla

No, it's absolutely in the conversation and we're actually trying to develop that world. And we are working with the XRP developers to build lending products and bring DeFi to the XRP ecosystem. Why? One, it's going to be exciting in more use cases on XRP, but two, we can put our capital to work as well. And we can start with XRP and get yield for that XRP, which I think will be great. But as more tokenized assets move their way to XRP, the blockchain, how do we put those to work as well? And so, making sure we have the right kind of features on XRP, the right kind of lending features on XRP, to help us put those to work is an important part of what we're up to.

Jacquelyn Melinek

In your research as well, Evernorth's research report around RLUSD and XRP ledger kind of seems to suggest that stable coins can actually strengthen the broader ecosystem rather than compete with these native assets. Kind of going to the point you brought up before. What do you think is the bigger lesson here that people outside of this ecosystem should be paying attention to is basically like a case study then?

Asheesh Birla

Yeah, there's always this debate online, if you have a really good stable coin, you don't need any of these blockchains. You could just exist somehow in the middle of nothing, right? But folks are not looking at, well, what do you need to do with a stable coin? Well, you need to trade it. Even if you want to do FX or cross border payments, you need to trade it. You need it to make it liquid. And when more and more of these assets come online from equities to gold to commodities, you're going to want to trade those too. But our research is showing that you want to trade that against US dollars. And so, folks aren't looking at, all right, well, listen, stable coins are a starting point, but to win these markets, you need to have a lot of liquidity on chain. And stable coins are a catalyst for that liquidity because it's the base pair of how all these assets are traded in the traditional world. So, you can't have one without the other. I guess I would sum it up as that, is that you need a solid US dollar base pair if you want to provision liquidity on chain. In RLUSD, the metric suggests that it's achieving just that.

Jacquelyn Melinek

And Ripple is unique in this instance then, because other chains necessarily aren't going this route.

Asheesh Birla

Well, I think the unique positioning around what XRP is doing is that they're going after the institutional grade DeFi products, institutional lending, institutional FX. And that just means that you need to have a more robust set of , KYC tools, know your customer tools, and onboarding, but it also, you have to have institutional grade protocols as well. So, what does that mean? Most folks do DeFi in the world of smart contracts, but the XRP approach is actually to build those native protocols for lending and other use cases directly into the XRP ledger itself. So, take away the smart contract risk, has features like know your customer, is institutional grade. So, it's not one or the other, it's just they're going after a different kind of customer base for this future.

Jacquelyn Melinek

I've also seen you describe the dollar as basically the on-ramp to the XRP side of - or the dollar as the on-ramp and XRP as the economy. That's what I meant. Can you kind of unpack that framework and why you think that's more of a useful way to understand how these networks evolve and are working today?

Asheesh Birla

Yeah. Well, I mean let's go back to the point that we were talking about earlier is like technology is one aspect of it, but what else do you need? You need commercialization. So that means you need people to integrate this into the real world, into financial institutions. I think Ripple does a fabulous job of that. But then you also need, if you would talk about the on-chain economy, you also need a lot of liquidity on chain as well. And statistics have shown that you really can't have a vibrant on-chain liquidity market without having US dollars and a solid US dollar pair. And some folks are going to use Tether in some markets. If you want institutional grade, I think RLUSD is that institutional grade US dollar stable coin. So that's how it's sort of your on-ramp, but it's also your base pair for so many liquidity pairs that you want once more and more assets become tokenized on chain.

Jacquelyn Melinek

Mm-hmm. And then I'm going to ask you again, where does Evernorth's mission and thesis fit into this economy and framework then? I'm just going to keep weaving it back in, but I think it’s helpful.

Asheesh Birla

Yeah, absolutely. So, what we want to do is we're going to start with XRP, but we want to be building on the XRP ledger itself as well. So that XRP that we have in our treasury we want to put it to work using these new protocols and lending protocols that I was talking about before. We want to help create more liquid markets on the decentralized exchange on XRP itself. And then as new kinds of assets make their way to XRP, new kinds of tokenized assets, we want to help people do useful things with those as well. So, facilitating lending markets, facilitating new kinds of use cases that you couldn't do before, but once they're tokenized, they become easier. So, we are evangelists of the XRP ecosystem. We're going to help develop new kinds of features that help us take us into this tokenized future. But then we're also going to take our capital and put money where our mouth is. And so, put it to work using these new kinds of protocols as well. Yeah. And if you do that, you help, as we talked about earlier, create a vibrant on chain economy around XRP.

Jacquelyn Melinek

Yeah. Kind of putting that capital to work, I know something that your team has talked about too in the report is that idle capital is often the biggest signal investors overlook. So why is it such an important lens to have this idle capital basically moving to understand where the markets are headed?

Asheesh Birla

Yeah, so I think that most folks that have digital assets today, even stable coins, don't do anything with them. They are idle. Actually, what I learned is that most people that have US dollar balances don't do anything with them either. It just sits in their bank account. So, this idea of idle capital, I don't think you can think of many digital trillion-dollar asset classes where the majority of people do nothing with that asset class. It's just buy and hold. And that's not what we want to facilitate at Evernorth. We want to actually be the companies that are helping you put that to work in a safe and effective manner. And so, that can be everything from building out these new lending protocols to actually creating the right kind of real-time risk engine so that we can price the lending markets in real time. We want to take the friction out of putting all that your capital to work, starting with digital assets at the beginning. But as more and more assets get tokenized, putting those to work as well. And so, this idea of idle capital should go away. We should all feel optimized, but it shouldn't feel like a lot of work to you. It shouldn't feel a lot of work to the corporates. It should just happen in the background. And I think that's how you create a very vibrant ecosystem that's a good product experience. And I don't think we're that far off. I think that folks are going to want more and more of this as the as the markets mature and as it becomes more robust, people are just going to want more and more of this because it makes a lot of sense.

Jacquelyn Melinek

Yeah. Do you think people are opening up to that? Like maybe not so savvy investors because I'm thinking of like some people that maybe don't invest as much or aren't familiar with financial products like that. They don't even know that they could earn money on their money, essentially, is the simplest way to put it, right? But there has to be some kind of catalyst to open that door because once you have the floodgates open to maybe the less financially literate people, that's like a really big TAM that has not been tapped into at all.

Asheesh Birla

Yeah, so I mean access to the rest of the world, and, there's all sorts of products that you can create to make lives of people better. and I think trust is a big one. And so, you have to have and create a trusted brand. And again, everything that we want to do at Evernorth, we are first and foremost we want to create a trusted brand. We want to do things the right way. In the whole DeSPAC process of forming Evernorth, we did things the right way. Created a strong structure and put in the right kind of controls to make sure this was an institutional grade company. So, I think it starts with trust, but then I think the markets have to mature as well. Right now, a lot of the headlines in the past around DeFi have been around the hacks and about vulnerabilities. That does not build a lot of trust and confidence. And so, I think the approach that we're taking is creating institutional grade lending markets and protocols that are baked into the protocol and not changeable, which makes them, I think, more robust from a security standpoint, as well. And then the last piece is it can't feel like a lot of work. Today, you have to get a crypto wallet. You have to secure that crypto wallet. Oh my gosh, if I lose my keys, that's going to be a disaster. Just click and go. Yep. One click. It should just say click and optimize. Or it should say this is how much risk and this is when I need my money and let the background figure it all out. And that's not, again, far away. Once you have this all on blockchain and you make it programmatic and you have a real-time pricing engine, like that risk engine that we're building at Evernorth, those are all the ingredients to make this happen. Now it's like how fast do these assets become tokenized so you can put them to work. And again, we started this conversation was like, thirteen years in, is this where we thought we were going to be, no, but I think technology in general takes a lot longer to come to fruition, but then it's a lot shorter to make an impact. The internet started in the nineteen sixties, but from nineteen ninety-six to where we are now, look at look at the growth. I mean, you go around San Francisco, and using your phone, you can get an autonomous vehicle, I can get an Amazon package same day delivered to my house. So that once it gets going, it's going to be a lot quicker. And I think we're at that inflection point when it's happening now. And I think with financial markets it's like a snowball effect as well.

Jacquelyn Melinek

Yeah. It's so funny because with the internet people just saw it as like a replacement to mail or not even the radio, yeah. Newspaper, email, that type of stuff. And I even know back then people didn't even want to put their name on the internet.

Asheesh Birla

Yeah. Maybe that was the right decision by the way.

But what ended up happening was that wow, it actually opened up access for anyone to be a creator and to create all sorts of interesting video content and uninteresting video content as well. But even right now folks are thinking, wow, issuing tokenized Tesla stock, that's so interesting. But imagine when you start combining these products on chain together and enabling new kinds of use cases that weren't possible today. Enabling a farmer to actually go out there and actually sell futures in their crop. So that if there is a drought that crop season, they don't lose their shirt. They've already been hedged. You can't do that today, but you can when these things are all tokenized and you give access. Or the story that I mentioned earlier is putting your assets to work. So maybe you can go out and buy that house by putting some of your other assets to work instead of having to sell them into US dollars like we're living in nineteen sixties, right? Why not put all the other assets to work and get the house that you want? So, that evolution is what I'm excited for. We're not far off. But I think that is really when folks are going to start seeing the power of like putting these financial products in the hands of people around the world.

Jacquelyn Melinek

Yeah. I think it also goes back to the trust angle you were talking about before too, and is also like the first movers, the people who test things out first, and kind of believing that okay, I could trust this because everyone else has already used it. If anything, I'm late now, kind of going to that internet analogy. How do you think about building trust today? And do you find that people are more trusting or that these exploits keep kind of pushing us back a little bit every single time they happen across the industry?

Asheesh Birla

Yeah, I mean there's two ways to look at the exploits. I mean if you look at the numbers as a percentage of blockchain, capital, they're smaller and smaller. And secondly, there's been very few more recently that where the holders have not been made whole. So, I think there is trust coming. But I also think that there's this idea of institutional grade products coming out that are different than retail grade products. And one thing that you and I started talking about was vaults. And so, one thing that's interesting to me about vaults is prior to vaults, if you wanted to put your crypto to work, you had to trust some crypto bro to put that to work, right? And price it. And so, all of a sudden you have like 18% APR in their smart contract that was created, and they were lending it out to who knows who? Well that that's not going to work. High high risk.

Jacquelyn Melinek

Yeah. High risk. Maybe high reward. I don't know. Not always, right.

Asheesh Birla

What's interesting about vaults is that it separates out those two functions. Let the blockchain developer create the vault itself, but the pricing should be meant for asset managers that specialize, guess what? In pricing risk. And so that's one example of maturity that's coming to the blockchain. And guess what? I think you're seeing now that folks are starting to trust that more and I think you're seeing a combination of institutional players provide that kind of capability, which I think creates even more trust. But then you're also seeing companies that, and we hope we hope to be one of them, that are developing the right kinds of products and the right kind of reputation to help manage these assets as well. So, it's very different than the wild days of the eighteen percent APR and trusting it to two guys that are based in Slovenia. Okay, so it's a little bit different now where I think it's Yeah. And by the way, regulation is good. If you do make a mistake you should be held accountable. and I think that's where regulation comes into play as well.

Jacquelyn Melinek

Yeah. Evernorth is not publicly traded yet. Well, hopefully listing day is coming soonish. But ahead of that, obviously you're probably planning things, but how do you think about measuring success once you guys hit the ground running from that perspective, but also as you're leading up to that?

Asheesh Birla

Great Question. Yeah, I mean, there's a couple of things that we're doing, we want to educate the market. I mean, I'm just surprised on how few folks know all the interesting things going on in the ecosystem. The tokenization growth, how stable coins can be a catalyst to growth on ledger. So, we're doing a lot of educational content out there, yeah, doing a lot of research. But we're building products. We want to be ready for that eventual listing day. And so, I think the product that will underpin so much of what we want to do in the future, which is putting your assets to work on chain on XRP, is building a real time agentic risk engine. The problem with the way that folks have been managing risk with crypto in the past, as we mentioned, either they're not capable of it because they're developers, or like they're using an antiquated model to price risk. Meaning like in the traditional world, markets close at 4 p.m. or 5 p.m. you get a snapshot window at the end of the day. But guess what? In crypto, everything moves real time. So, your risk and pricing engine needs to meet move real time as well. So, we're out building that. So, when the market closed, we're ready to deploy assets on day one, XRP. But then as more assets become tokenized, that'll be a fast follow. So, as more assets become tokenized, we're there ready to deploy and help others put their assets to work.

Jacquelyn Melinek

Yeah. Since you started leading Evernorth, has there been anything that has substantially changed your opinion on the future of digital assets and where all of this is going?

Asheesh Birla

I mean we've always been waiting, when's this inflection point going to happen. I remember coming out we're here in New York City, I remember coming out maybe ten years ago and meeting with financial institutions and they were looking for reasons to say no. And if you get them to say yes, they would commit to a proof of concept. A pilot, which is, those words are just bringing up all sorts of PTSD for me. But now, I was at breakfast this morning with a fairly large institution and they've already hired a team of crypto experts. They are ready to go. That is a very different sort of posture than it was ten years ago. And I was actually quite blown away at how fast they wanted to move. So, this is not an experiment for them anymore. They’re building teams around it, they're building infrastructure, they're talking about custody of assets, which, I welcome. But they want to be part of this future and they're looking for partners to help them take them into this future. So that's night and day. And I mean you definitely hear about it through the press and CNBC but to see the pulse firsthand here in New York City, I think is surprising.

Jacquelyn Melinek

What was your guidance to them? Did you kind of gear them one way or another?

Asheesh Birla

Well, I spoke the truth. I said that. Listen, the ledger that's been at this for the longest time working with institutional grade companies has been XRP and so I think that makes a lot of sense. But we want to be at the table with them. I don't think that this revolution is going to be without the financial institutions. I think the early crypto guys got that wrong. This is going to be building with the financial institutions and with the regulators. So, you need the financial institutions for that capital, that liquidity. That is where the robust on chain liquidity is going to come from. You need the regulation, and you need the commercialization. You need all these aspects and building in conjunction with partners is the only way forward. And I think that's a big learning from the early days where folks thought they could just do this all themselves without any regulation or financial support from institutions.

Jacquelyn Melinek

Okay. Last two questions. Looking ahead, maybe what are the trends or types of products that you're watching the most closely that you think will kind of shape this industry over the next three to five years?

Asheesh Birla

Yeah, so I think that I look at important metrics, not only how much is being tokenized, but what are folks doing with those tokenized assets? Is it just one person holding it or are they actually putting them to work? I think that's important. I am very excited about where vaults are going to take us. I think that is the right kind of infrastructure to put these assets to work, where you have the developer creating the infrastructure, but then you also have asset managers pricing it effectively. And then lastly, not a product or a trend, but what's the global posture around regulation? My hypothesis is that if the US leans in, you're going to see fast follows from around the world. No one's going to want to be left out. And I think you saw that with the stable coin bill. Genius Act passed and then Europe started getting on board and I was just in Korea and they're interested in moving forward and so forth. So, global regulation I think is a fast follow from whatever the US or Europe does.

Jacquelyn Melinek

Yeah, that's what we've been hearing as well, it is kind of like waiting and seeing what US does and then we will follow suit in this a similar capacity of some sort.

Asheesh Birla

And by the way, that's like what happened, and we talked about the internet a number of times. With many markets, that's really similar when I think it was Gore and Bush actually collaborated on the Communication Act that paved way for the internet. Without that, you wouldn't have seen the internet take off in the United States and all these global brands created in the United States and I don't think others want to lose out on that action when it comes to remaking financial markets.

Jacquelyn Melinek

Yeah, no, a hundred percent. All right, last thing. Can you leave us with a piece of advice, something that you've carried with you throughout your time in this space?

Asheesh Birla

Yeah, so I think if you're going to be in blockchain space for this long, I think you have to look at the long term.  And you have to really ground yourself on why you even joined this. Otherwise, you look at the daily fluctuations and you sort of get discouraged. But look at all the good that's going to happen once you put these financial products in the hands of people around the world. So, dig deep into your mission and hey, this is the time, have conviction. The metrics are up and to the right. This is unfolding before us. But if you read the headlines every day, you might get a different story. So, make sure you have that long-term viewpoint and stick to your mission throughout this whole journey.

Jacquelyn Melinek

Amazing. Well thank you so much for coming on today. Thanks for listening in to this episode. I really enjoyed this conversation with Asheesh talking about RLUSD, XRP, Ripple, all these different things and what Evernorth is working on. I think it's pretty unique here. I would love to know in the comments whether or not you guys agree and if the idea of having RLUSD and a native stable coin on chain is the move forward, let us know. And thanks again.

Additional Information and Where to Find It

On March 18, 2026, Evernorth filed with the SEC the "Registration Statement"), which includes a preliminary proxy statement of Armada II and a prospectus of Evernorth (the "Proxy Statement/Prospectus") in connection with the proposed business combination (the "Business Combination"), the private placements of securities in connection with the Business Combination (the "Private Placement Transactions") and the other transactions contemplated by the Business Combination Agreement and/or as described in this press release (together with the Business Combination and the Private Placement Transactions, the "Proposed Transactions"). The Registration Statement is not yet effective. The definitive proxy statement and other relevant documents will be mailed to shareholders of Armada II as of the record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Armada II and Evernorth have also filed other documents regarding the Proposed Transactions with the SEC. This press release does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF ARMADA II AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH ARMADA II'S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT ARMADA II, PATHFINDER DIGITAL ASSETS, EVERNORTH AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or to be filed with the SEC by Armada II and Evernorth, without charge, once available, on the SEC's website at www.sec.gov, or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St., Suite 52895, Miami, Florida 33179-3899; e-mail: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St, San Francisco, CA 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION, OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The securities to be issued by Evernorth and the units to be issued by Pathfinder Digital Assets LLC ("Pathfinder"), in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities is, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination, including the names and interests of Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the Business Combination between SPAC and Pubco; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from the Private Placement Transactions; the anticipated use of proceeds from such Private Placement Transactions; the building of the world’s leading institutional XRP treasury; the amount of XRP expected to be held by the combined company; the combined company’s future financial performance, the ability of the combined company to execute its business strategy, its market opportunity and positioning; expectations regarding institutional and retail adoption of XRP and participation in DeFi yield strategies; the combined company’s contributions to the growth and maturity of the ecosystem, using an approach designed to generate returns for shareholders, supporting XRP’s utility and adoption, alignment with the growth of the XRP ecosystem, and becoming the leading institutional vehicle for XRP; management ensuring operational independence, taking XRP’s presence in capital markets to the next level, and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of SPAC and Pubco and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, Pubco, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain shareholder approval or satisfy other closing conditions; (4) the inability to complete the Private Placement

Transactions, (5) changes to the structure, timing, or terms of the Proposed Transactions; (6) the inability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of the Business Combination, including the ability to build and manage an institutional XRP treasury, execute DeFi yield strategies, and drive institutional adoption of XRP; (9) changes in market, regulatory, political, and economic conditions affecting digital assets generally or XRP specifically; (10) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (11) the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of securities of SPAC or of Pubco; (12) the volatility of the price of XRP and other digital assets, the correlation between XRP’s price and the value of Pubco’s securities, and the risk that the price of XRP may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; (13) risks related to increased competition in the industries in which Pubco will operate; (14) risks related to changes in U.S. or foreign laws and regulations applicable to digital assets or securities; (15) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, or other macroeconomic conditions; (16) the risk of being considered to be a “shell company” by any stock exchange on which the Pubco securities will be listed or by the SEC, which may impact the ability to list Pubco’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination; and (18) other risks detailed from time to time in SPAC’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated May 20, 2025 and filed by SPAC with the SEC on May 21, 2025, SPAC’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and the Registration Statement and Proxy Statement/Prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this communication.